UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

CENTRAL GOLD-TRUST

(Translation of registrant’s name into English)

Mailing Address: P.O. Box 10106, Ancaster, Ontario Canada L9K 1P3

Courier Address: 55 Broad Leaf Crescent ,Ancaster, Ontario, Canada  L9G 3P2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                         Form 40-F ☒

[Indicate by check mark whether the registrant by furnishing the information in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     YES ☐                               NO ☒

 [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL GOLD-TRUST
(Registrant)

Date	February 14, 2008	By:	/s/ J.C. Stefan Spicer
(Signature)*
J.C. Stefan Spicer, President & CEO

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EXHIBIT INDEX

CENTRAL GOLD-TRUST

Exhibit 1	Press Release —dated January 30, 2008
CENTRAL GOLD-TRUST ANNOUNCES PROPOSED OFFERING

Exhibit 2	Press Release —dated January 31, 2008
CENTRAL GOLD-TRUST ENTERS INTO THE UNDERWRITING AGREEMENT

Exhibit 3	Press Release —dated January 31, 2008
CENTRAL GOLD-TRUST CLOSES PUBLIC OFFERING OF U.S.$10,518,550

Exhibit 4	Press Release —dated February 12, 2008
CENTRAL GOLD-TRUST UNDERWRITER EXERCISES RIGHT-EQUITY OFFERING INCREASES TO APPROXIMATELY U.S.$10,518,550V

3

EXHIBIT 1

CENTRAL GOLD-TRUST

For Immediate Release to

Canada News Wire and

U.S. Disclosure Circuit

TSX SYMBOLS:	GTU.UN and GTU.U
AMEX SYMBOL:	GTU

CENTRAL GOLD-TRUST ANNOUNCES PROPOSED OFFERING

TORONTO, Ontario (January 30, 2008/CNW/) - Central Gold-Trust of Ancaster, Ontario announced today that it has filed a preliminary short form prospectus with the securities commissions in each of the provinces and territories of Canada, except Quebec, and a registration statement with the United States Securities and Exchange Commission pursuant to a proposed underwritten offering of Units by CIBC World Markets Inc., to the public in Canada and the United States. Central Gold-Trust will only proceed with the offering if it is non-dilutive to the net asset value of the Units owned by existing Unitholders of Central Gold-Trust.

Gold bullion purchase commitments will be made for settlement at the closing of this issue, in keeping with the asset allocation provisions outlined in Central Gold-Trust’s Declaration of Trust and the related policies established by its Board of Trustees. Any additional capital raised by any such offering is expected to reduce the operating expense ratio in favour of the Unitholders of Central Gold-Trust.

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. The securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. You may obtain a copy of the prospectus filed in the United States from CIBC World Markets Corp., 300 Madison Avenue, New York, New York 10017 or request a copy by telephone at 212-667-7014. You may obtain a copy of the preliminary short form prospectus in Canada from CIBC World Markets Inc., fax 416-594-7242. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Central Gold-Trust, launched in April, 2003, is a passive, self governing, single purpose, closed-end trust, which holds over 98% of its net assets in unencumbered, long-term holdings of gold bullion, substantially in physical international bars. Central Gold-Trust does not actively speculate with regard to short-term changes in gold prices. Central Gold-Trust’s gold bullion is held unencumbered in allocated, segregated and insured safekeeping in Canada, in the treasury vaults of the Canadian Imperial Bank of Commerce. The gold bullion is physically audited by Ernst & Young in the presence of Central Gold-Trust Officers and Trustees as well as bank officials. Central Gold-Trust Units are quoted on the AMEX, symbol GTU and the TSX, symbols GTU.UN (Cdn. $) and GTU.U (U.S. $).

For further information, see www.gold-trust.com, write to info@gold-trust.com, fax 905-648-4196 or contact J.C. Stefan Spicer, President and CEO at 905-304-GOLD.

EXHIBIT 2

CENTRAL GOLD-TRUST

For Immediate Release to

Canada News Wire and

U.S. Disclosure Circuit

TSX SYMBOLS:	GTU.UN and GTU.U
AMEX SYMBOL:	GTU

CENTRAL GOLD-TRUST ENTERS INTO THE UNDERWRITING AGREEMENT

TORONTO, Ontario (January 31, 2008/CNW/) - Central Gold-Trust of Ancaster, Ontario announced today that it has entered into an agreement with CIBC World Markets Inc., as underwriter, under which the underwriter has agreed to buy and sell to the public, in Canada and in the United States under the multijurisdictional disclosure system, 275,000 Units of Gold-Trust. Gold-Trust has also granted the underwriter the right to increase the size of the offering by up to an additional 275,000 Units of Gold-Trust. Central Gold-Trust will only proceed with the offering if it is non-dilutive to the net asset value of the Units owned by existing Unitholders of Central Gold-Trust.

The purchase price of U.S.$36.65 per Unit is expected to result in gross proceeds of U.S.$10,078,750. The bulk of the net proceeds of the offering will be used for gold bullion purchases which will be made for settlement at the closing of this offering, in keeping with the asset allocation provisions outlined in Central Gold-Trust’s Declaration of Trust and the related policies established by its Board of Trustees. Any additional capital raised by the offering is expected to reduce the annual expense ratio in favour of the Unitholders of Central Gold-Trust.

Closing is expected to occur on or about February 12, 2008.

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. The securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. You may obtain a copy of the prospectus filed in the United States from CIBC World Markets Corp., 300 Madison Avenue, New York, New York 10017 or request a copy by telephone at 212-667-7014. You may obtain a copy of the preliminary short form prospectus filed in Canada from CIBC World Markets Inc., fax 416-594-7242. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Central Gold-Trust, launched in April, 2003, is a passive, self governing, single purpose, closed-end trust, which holds about 98% of its net assets in unencumbered, long-term holdings of gold bullion, substantially in physical international bankers bars. Central Gold-Trust does not actively speculate with regard to short-term changes in gold prices. Central Gold-Trust’s gold bullion is held unencumbered in allocated, segregated and insured safekeeping in Canada, in the treasury vaults of the Canadian Imperial Bank of Commerce. The gold bullion is physically audited by Ernst & Young in the presence of Central Gold-Trust Officers and Trustees as well as bank officials. Central Gold-Trust Units are quoted on the AMEX, symbol GTU and the TSX, symbols GTU.UN (Cdn. $) and GTU.U (U.S. $).

For further information, see www.gold-trust.com, write to info@gold-trust.com, fax 905-648-4196 or contact J.C. Stefan Spicer, President and CEO at 905-304-GOLD.

EXHIBIT 3

CENTRAL GOLD-TRUST

For Immediate Release to

Canada News Wire and

U.S. Disclosure Circuit

TSX SYMBOLS:	GTU.UN and GTU.U
AMEX SYMBOL:	GTU

CENTRAL GOLD-TRUST UNDERWRITER EXERCISES RIGHT-EQUITY OFFERING INCREASES TO APPROXIMATELY U.S.$10,518,550

TORONTO, Ontario (January 31, 2008/CNW/) - Central Gold-Trust of Ancaster, Ontario is pleased to announce that CIBC World Markets Inc. has exercised its right to increase the size of the offering of Units of Central Gold-Trust by purchasing an additional 12,000 Units of Central Gold-Trust at U.S.$36.65 per Unit, for additional gross proceeds of U.S.$439,800 to Central Gold-Trust. CIBC World Markets Inc. agreed earlier this morning to underwrite 275,000 Units for gross proceeds of U.S.$10,078,750.

The underwritten price of U.S.$36.65 per Unit for a total of 287,000 Units was non-dilutive and accretive to the net asset value of the Units owned by existing Unitholders of Central Gold-Trust. The bulk of the net proceeds of the offering have been used for gold bullion purchases which have been made for settlement at the closing of this offering, in keeping with the asset allocation provisions outlined in Central Gold-Trust’s Declaration of Trust and the related policies established by its Board of Trustees. Any additional capital raised by the offering is expected to reduce the annual expense ratio in favour of the Unitholders of Central Gold-Trust.

Units of Central Gold-Trust are eligible investments for RRSPs, DPSPs, RRIFs, and RESPs and most other North American retirement accounts.

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. The securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. You may obtain a copy of the prospectus filed in the United States from CIBC World Markets Corp., 300 Madison Avenue, New York, New York 10017 or request a copy by telephone at 212-667-7014. You may obtain a copy of the preliminary short form prospectus filed in Canada from CIBC World Markets Inc., fax 416-594-7242. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Central Gold-Trust, launched in April, 2003, is a passive, self governing, single purpose, closed-end trust, which holds about 98% of its net assets in unencumbered, long-term holdings of gold bullion, substantially in physical international bankers bars. Central Gold-Trust does not actively speculate with regard to short-term changes in gold prices. Central Gold-Trust’s gold bullion is held unencumbered in allocated, segregated and insured safekeeping in Canada, in the treasury vaults of the Canadian Imperial Bank of Commerce. The gold bullion is physically audited by Ernst & Young in the presence of Central Gold-Trust Officers and Trustees as well as bank officials. Central Gold-Trust Units are quoted on the AMEX, symbol GTU and the TSX, symbols GTU.UN (Cdn. $) and GTU.U (U.S. $).

For further information, see www.gold-trust.com, write to info@gold-trust.com, fax 905-648-4196 or contact J.C. Stefan Spicer, President and CEO at 905-304-GOLD.

EXHIBIT 4

CENTRAL GOLD-TRUST

For Immediate Release to

Canada News Wire and

U.S. Disclosure Circuit

TSX SYMBOLS:	GTU.UN and GTU.U
AMEX SYMBOL:	GTU

CENTRAL GOLD-TRUST CLOSES PUBLIC OFFERING OF U.S.$10,518,550

TORONTO, Ontario (February 12, 2008/CNW/) - Central Gold-Trust of Ancaster, Ontario is pleased to announce that it has completed the sale of 287,000 units (the “Units) of Central Gold-Trust at U.S.$36.65 per Unit, for gross proceeds of U.S.$10,518,550. The Units were sold pursuant to a public offering through Central Gold-Trust’s sole Underwiter, CIBC World Markets Inc.

The underwritten price of U.S.$36.65 per Unit for a total of 287,000 Units was non-dilutive and accretive to the net asset value of the Units owned by existing Unitholders of Central Gold-Trust. The bulk of the net proceeds of the offering have been used for gold bullion purchases which have been made for settlement at the closing of this offering, in keeping with the asset allocation provisions outlined in Central Gold-Trust’s Declaration of Trust and the related policies established by its Board of Trustees. The additional capital raised by the offering should reduce the annual expense ratio in favour of the Unitholders of Central Gold-Trust.

Units of Central Gold-Trust are eligible investments for RRSPs, DPSPs, RRIFs, RESPs and RDSPs and most other North American retirement accounts.

The securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. You may obtain a copy of the prospectus filed in the United States from CIBC World Markets Corp., 300 Madison Avenue, New York, New York 10017 or request a copy by telephone at 212-667-7014. You may obtain a copy of the final short form prospectus filed in Canada from CIBC World Markets Inc., fax 416-594-7242. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Central Gold-Trust, founded in April, 2003, is a passive, self governing, single purpose, closed-end trust, which holds over 97% of its net assets in unencumbered, long-term holdings of gold bullion, substantially in physical international bankers bars. Central Gold-Trust does not actively speculate with regard to short-term changes in gold prices. Central Gold-Trust’s gold bullion is held unencumbered in allocated, segregated and insured safekeeping in Canada, in the treasury vaults of the Canadian Imperial Bank of Commerce. The gold bullion is physically audited by Ernst & Young in the presence of Central Gold-Trust Officers and Trustees as well as bank officials. Central Gold-Trust Units are quoted on the AMEX, symbol GTU and the TSX, symbols GTU.UN (Cdn. $) and GTU.U (U.S. $).

For further information, see www.gold-trust.com, write to info@gold-trust.com, fax 905-648-4196 or contact J.C. Stefan Spicer, President and CEO at 905-304-GOLD.